UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

BiondVax Pharmaceuticals Ltd. (the “Company”) today announced that it is scheduling the 2023 Annual General Meeting of Shareholders on Thursday, August 24, 2023, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel.

The Company hereby furnishes as Exhibit 99.1 to this Form 6-K a Notice with respect to the Company’s 2023 Annual General Meeting of Shareholders to be held on August 24, 2023.

Exhibit Index

Exhibit	Description

99.1	Notice of 2023 Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

July 5, 2023

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